

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2011

Michael P. Going
Senior Vice President and General Counsel
CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527
  As agent for Case New Holland, Inc.

  Re: Case New Holland, Inc.
    Amendment No. 1 to Registration Statement on Form F-4
    Filed May 23, 2011
    File No. 333-173332

Dear Mr. Going:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. We note from your response to prior comment 6 that counsel providing the opinion filed as exhibit 5.1 is not relying upon the opinions filed as exhibits 5.2 through 5.8. Please provide us with your analysis explaining how exhibit 5.1 satisfies your obligations under Regulation S-K Item 601(b)(5) with respect to the guarantees of the subsidiaries organized outside of the United States, given the jurisdiction limitations in the first sentence of the second full paragraph on page 2 of the opinion.

Exhibit 5.2

2. We note your response to our prior comment number 9; however, we continue to believe that the assumption contained in Section 129(1) of the Corporations Act is fundamental to counsel's opinion and as such may not be included in the opinion. Please revise or advise.

3. We note your response to prior comment 10, and paragraph (e) on page 2 of the revised opinion. Please explain in more detail why counsel cannot ascertain that CNHA is solvent and a wholly-owned subsidiary of CNH Global, or obtain a revised opinion.

4. Counsel may not attempt to limit reliance. Please remove the penultimate paragraph.

Exhibit 5.3

5. We note your response to prior comment 8, and we reissue the comment with respect to exhibits 5.3, 5.4 and 5.6. Counsel may not limit the universe of documents it has reviewed to form its opinion.

Exhibit 5.6

6. We note your response to prior comment 12, and reissue the comment in part with respect to exhibit 5.6. Please file a revised opinion without the first two sentences in the first full paragraph on page 3 and the second sentence of the third full paragraph on page 3 of exhibit 5.6.

7. We note your response to prior comment 27. Please explain in more detail why the revised assumption in paragraph b on page 4 is appropriate, or file a revised opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Louis Rambo at (202) 551-3289 or me at (202) 551-3528 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (fax):   John L. Savva
              Sullivan & Cromwell LLP